UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                          GENERAL MOTORS CORPORATION
                                (Name of Issuer)

                Class H Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                  370442 50 1
                                 (CUSIP Number)

  Craig A. Alexander, Esq., Deputy General Counsel and Assistant Secretary
                         Howard Hughes Medical Institute
                  4000 Jones Bridge Road, Chevy Chase, MD 20815
                           Tel. No. (301) 215-8841
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                             and Communications)

                               December 21, 1994
                   (Date of Event which Requires Filing of
                                this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  370442 501                             Page  2  of  5

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Howard Hughes Medical Institute          59-0735717

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)__
                                                               (b)__

3  SEC USE ONLY


4  SOURCE OF FUNDS

          OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF        7  SOLE VOTING POWER
SHARES                    19,345,900
BENEFICIALLY
OWNED BY EACH    8  SHARED VOTING POWER
REPORTING                 0
PERSON
WITH             9  SOLE DISPOSITIVE POWER
                          19,345,900

                10  SHARED DISPOSITIVE POWER
                          0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,345,900

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       Not Applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.8%

14  TYPE OF REPORTING PERSON
       CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except that the last two paragraphs of
Item 4 of Amendment No. 7 to Schedule 13D are replaced with the following (capitalized terms used in this Amendment No.
11 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by the Institute with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

          Consistent with its goal of prudent
diversification of its investment portfolio, the Institute intends to reduce its holdings of Class H Stock. The Institute will decide whether, when, and in what manner, it will reduce its holdings of Class H Stock in light of market conditions and the alternatives available to it. As previously reported, the Institute is free to dispose of Core Shares in any manner and at any time except during the five trading days ending on and including February 28, 1995 (the "Lock-out Period"). Prior to March 2, 1995, the Institute may sell or dispose of its Covered Shares only to GM through the exercise of its put rights or through the exercise by GM of its call rights or, except during the Lock-out Period, in non-public transactions to institutional investors.

               Since the filing of Amendment No. 10 to
Schedule 13D, the Institute has disposed of 704,700 Core
Shares and now holds 4,345,900 Core Shares and 15,000,000
Covered Shares.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 19,345,900 shares of Class H Stock, or approximately 20.8% of the 93,082,758 shares of Class H Stock reported to be outstanding on the cover page of GM's most recent quarterly report for the quarter ended September 30, 1994. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) Within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except for a sale by HHMI on December 19, 1994, of 300,000 shares at a price of $32.50 per share in the third market.

          (d)  Unchanged.

          (e)  Unchanged.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Unchanged.

Item 7.   Material to be Filed as Exhibits.

          None.

                          SIGNATURE


          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    December 22, 1994


                             HOWARD HUGHES MEDICAL INSTITUTE



                              By: /s/ Craig A. Alexander
                                 ________________________
                                 Craig A. Alexander, Esq.
                                 Deputy General Counsel
                                 and Assistant Secretary